Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

April 7, 2025

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rocket Companies, Inc. Registration Statement on Form S-4 CIK No. 0001805284

Ladies and Gentlemen:

On behalf of our client, Rocket Companies, Inc., a Delaware corporation (the “Company”), and in connection with the filing by the Company today of a registration statement on Form S-4 (the “Registration Statement”), we are writing to inform you that the Registration Statement intentionally omits certain unaudited pro forma financial information giving effect to the Company’s proposed acquisition of Mr. Cooper Group Inc. (such information, the “Omitted Information”).  The Company entered into an Agreement and Plan of Merger to acquire Mr. Cooper Group Inc. on March 31, 2025.  The Omitted Information, which is required to be included in the Registration Statement pursuant to Article 11 of Regulation S-X, is not yet available.  The Company hereby undertakes to include the Omitted Information in a pre-effective amendment to the Registration Statement.

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (212) 373-3445.

Sincerely,
/s/ Christodoulos Kaoutzanis
Christodoulos Kaoutzanis

cc:	Tina V. John
Rocket Companies, Inc.

John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP

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